U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 24 June 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
: Change in executive responsibilities of a director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL NYSE : SSL
ISIN codes: ZAE000006896 US8038663006
(“Sasol” or “the company”)

CHANGE IN EXECUTIVE RESPONSIBILITIES OF A DIRECTOR
To better align Sasol’s organisation structure with its strategy and to take advantage of the many exciting growth opportunities,
Sasol today announced the following organisational changes to its
Group Executive Committee, effective 1 July 2010:
•
Nolitha Fakude, currently an Executive Director of Sasol
Limited, will assume additional responsibility for
Information Management, Supply Chain, Shared Services,
Operations Excellence, Functional Excellence and Safety,
Health and the Environment with effect from 1 July 2010.
This is in addition to her current responsibility for Human
Resources, Corporate Affairs and Government Relations.
•
Lean Strauss will assume responsibility for New Business
Development and Technology, responsible for delivering on
Sasol’s growth aspirations across the Group; and
•
André de Ruyter will assume responsibility for all the
Group’s existing operating businesses with the exception of
Sasol Mining.

The Sasol Limited Board also announced that Chief Executive, Pat
Davies, will stay on in his current position for approximately a year beyond his normal retirement date, in order to ensure that succession is implemented smoothly. The Sasol Limited Board has already initiated a comprehensive local and international
recruitment program for a successor and both internal and
external candidates will be considered.

24 June 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2010
By:      /s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary